UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at December 22, 2006

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 22, 2006

Print the name and title of the signing officer under his signature

---------

Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

AMARC ARRANGES UP TO $5.0 MILLION FINANCING

December 22, 2006. Vancouver, BC - Amarc Resources Ltd. ("Amarc" or the "Company") (TSX Venture: AHR; OTCBB: AXREF) announces that the Company has arranged a private placement of up to 10,000,000 equity units (the "Units") at a price of $0.50 per Unit. Up to 40% of the Units will be Flow-Though Units comprising a flow-through common share and a non-flow-through warrant. The remaining Units will comprise a common share and a warrant. Each warrant ("Warrant") is exercisable to purchase an additional common share at a price of $0.55 for a 24 month period. The Warrants are subject to an accelerated expiry if, anytime following the expiration of the four-month hold period the published closing trade price of the Company's common shares on the TSX Venture Exchange is greater than or equal to $0.75 for any 10 consecutive trading days, in which event the Holder will be given notice that the Warrants of the Issuer will expire 45 days following the date of such notice. The Warrants may be exercised by the Holder during the 45 day period between the notice and the expiration of the Warrants.

Insiders of the Company will subscribe for $1.6 million Flow-Through Units. Proceeds from the offering will be used for Canadian exploration expenses, general corporate and working capital purposes. The financing is subject to TSX Venture acceptance.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at
1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

                                                                   Forward Looking and Other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.